Exhibit 99.1
NEWS

Starfield Resources Commences New Drilling Program
At Ferguson Lake Property

Toronto, Ontario – September 17, 2007 – Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced the start of its fall platinum group element (PGE) drilling program at the Company’s Ferguson Lake property in Nunavut.

The program aims to diamond-drill between 12,000 and 15,000 metres or about 45 holes into the discovery zone.  Activities will seek to further define low-sulphide, high-grade PGE potential that was previously discovered 50 metres below and parallel to the 43 million-tonne massive sulphide resource.  To date 65 holes have been drilled in the zone, but drill holes are broadly distributed over more than a kilometre, which is insufficient density to calculate a resource.

“The exploration drilling program has been one of our main priorities this year, and we’re very excited about getting the new program under way.” said André J. Douchane, President and CEO of Starfield.

“This year’s drilling will be executed on a closely spaced grid to establish continuity and begin building a resource model,” said Michael G. Moran, Starfield’s Director of Engineering.  “As the concept is proven, and if sufficient continuity exists to generate a resource model, the drill hole spacing will be stepped out.”

Starfield’s board of directors has approved a budget of $4.5 million for this drilling program, which will be funded from cash on hand.

In the Ferguson Lake Igneous Complex (FLIC), the gabbro-hosted LS-PGE is located about 50 metres below the Ni/Cu/Co/Pd/Pt massive sulphide lenses.  Previously, it was not the focus of delineation drilling of the massive sulphide resources, which are estimated to contain 3.0 million ounces of palladium and 0.5 million ounces of platinum (report by Dr. N.C. Carter, P. Eng., May 15, 2006).

The new all-season camp, located north of the main west zone, will support the drilling program into December again this year.  Drill holes are planned to be 200 to 300 metres in length.  At the activity level provided for in the program, that would total 3,000 to 4,000 metres drilled per month, depending on conditions and crew availability.

The 2007 drilling campaign is planned to continue the exploration of the LS-PGE horizon along strike in the main west zone in the area foreseen as the possible location of an open pit mine.  Previous drilling has intercepted this South African style of PGE mineralization along a strike length exceeding one kilometre.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project.  Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from massive sulphides at Ferguson Lake.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Colin Languedoc Senior Account Executive Barnes McInerney Inc. 416-367-5000 ext. 249 clanguedoc@barnesmcinerney.com

This news release may contain forward-looking statements, including those describing Starfield’s future plans and the expectations of management that a stated result or condition will occur.  Any statement addressing future events or conditions necessarily involves inherent risk and uncertainty. Actual results can differ materially from those anticipated by management at the time of writing due to many factors, the majority of which are beyond the control of Starfield and its management.

www.starfieldres.com

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